

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2012

<u>Via E-mail</u>
Mr. Jordan Weingarten
President and Chief Financial Officer
Green Planet Bioengineering Co. Limited
19950 West Country Club Drive, Suite 100,
Aventura, FL 33180

Re: Green Planet Bioengineering Co. Limited
**   Item 4.01 Form 8-K**
**   Filed April 23, 2012**
**   Amended on May 3, 2012 and May 8, 2012**
**   File No. 000-52622**

Dear Mr. Weingarten:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Jim B. Rosenberg

                                        Jim B. Rosenberg
                                        Senior Assistant Chief Accountant